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RE:  Incorrect Filing for following Investment Companies

CIK: 0000878930 - American Strategic Income Portfolio Inc.

CIK: 0000886984 - American Strategic Income Portfolio Inc. II

CIK: 0000896161 - American Strategic Income Portfolio Inc. III

CIK: 0000908785 - American Select Portfolio Inc.

Form Type: 40-17f2

File date: 31-Jul-2000 12:51

Accession Number: 0000912057-00-033815

**THIS FILING WAS DONE IN ERROR AND SHOULD BE DISREGARDED**